Exhibit 99.1

Ad-hoc Release | Frankfurt am Main, March 3, 2017

Deutsche Bank undertakes preparatory work for a potential capital increase and further strategic measures

Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) confirms that it is conducting preparatory steps for a potential capital raise of approximately EUR 8 billion and several potential strategic measures. These include retaining Postbank and integrating it with the Bank’s existing German retail and commercial business and a sale of a minority stake in Deutsche Asset Management via an initial public offering. Implementation is subject to market conditions and approval by the Management Board and the Supervisory Board. At this stage, no decision to proceed has been made.

Deutsche Bank AG

Taunusanlage 12

60325 Frankfurt am Main

Germany

ISIN: DE0005140008

WKN: 514000

Listed: Regulated market in Berlin-Bremen, Duesseldorf, Frankfurt (Prime Standard), Hamburg, Hanover, Munich und Stuttgart; EUREX; NYSE

The International Securities Identification Numbers (ISINs) of further financial instruments issued by Deutsche Bank AG, and admitted to trading on a domestic organized market or for which such admission has been applied for, are available on Deutsche Bank’s Investor Relations website under https://www.db.com/ir/ .